LaDawn Naegle Direct: 202/508-6046 Fax: 202/220-7346 lnaegle@bryancave.com

April 23, 2009

Jay Webb Reviewing Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	MEMC Electronic Materials, Inc.

Form 10-K for the year ended December 31, 2008

Filed February 27, 2009

File No. 001-13828

Dear Mr. Webb:

This letter sets forth the responses of MEMC Electronic Materials, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated April 8, 2009, with respect to the above referenced Form 10-K. We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies and Estimates, page 9

Income Taxes, page 10

1.

We noted disclosures on pages 36 and 37 that your unrecognized tax benefits were reduced by $44 million in fiscal 2008. We also note this reduction does not appear to be immaterial to your financial statements since you indicate your fiscal 2008 income tax expense was reduced by $29.5 million as a result of the referenced $44 million reduction. Yet we did not see any discussion that provided a detailed analysis of the reasons for such reduction. Please note that a company should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to occur and would

Jay Webb

April 23, 2009

have a material effect. Refer to Section V of our Release 33-8350 and consider revising your disclosures related to uncertain tax positions in future filings.

The Company notes the Staff's comment in this regard, and confirms that in future filings (Form 10-K) where such disclosure is required, it will provide additional disclosure in MD&A regarding critical accounting policies and estimates to address the Staff's concerns. Such disclosure will include how the Company arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumptions has changed in the past and whether the estimate/assumption is reasonably likely to occur and would have a material effect.

Exhibit 13

Financial Statements, page 16

3. Fair Value Measurements, page 26

2.

We note that you measured approximately $153.3 million of your financial instruments (that are measured at fair value on a recurring basis) at December 31, 2008, based on level 2 inputs. We also note on page 28 that a significant portion of your investment securities at that date consisted of “Fixed Income Funds, Corporate debt, Asset-backed securities and Mortgage-backed securities,” all of which are often traded on active markets. Please address the following:

•	Explain to us the factors you considered in concluding that these securities could not be measured using level 1 inputs and why level 2 inputs were more appropriate.
•

Describe to us in detail what type of level 2 inputs (such as, but not limited to, assumptions and methodologies) were used to determine the fair value of these investments and how you validated the methodologies and assumptions used.

Factors We Consider

A significant factor in determining if an input is Level 1 or Level 2 relates to the level of trading activity of the security. In making that judgment we consider the frequency and volume of trades and if the value is for an identical or similar asset. If a security's trading is considered inactive or not identical, we do not consider the valuation to be based on Level 1 inputs. Much of our corporate debt, asset-backed securities and mortgage-backed securities have a very low frequency of trades, including many that have not traded in several months. In addition, while several of these securities may have a few trades per week, we have concluded that the volume of the daily trades is not significant. A majority of our corporate bonds and asset-backed and mortgage-backed securities are infrequently traded or traded in low volumes. In addition, for those securities that trade more frequently, we

Jay Webb

April 23, 2009

review the pricing of the trades and have noted in some instances volatility in broker pricing from one day to the next. The trading inactivity and volatility in broker pricing forms the basis of our conclusion that such valuations are based on Level 2 inputs. We believe our conclusions are consistent with the fair value hierarchy described in paragraph 22 of FAS 157, "Fair Value Measurements," as amended.

The fair value of the Company's four fixed income funds was approximately $168.8 million as of December 31, 2008 and were all valued based on Level 1 inputs because the instruments have daily quoted market prices and we believe they are actively traded. The fixed income funds amount above was included in the $176.2 million disclosed as having Level 1 inputs in Note 3, Fair Value Measurements on page 26. On the other hand, our corporate debt, asset-backed securities and mortgage-backed securities were valued based on Level 2 and Level 3 inputs.

Types of Level 2 Inputs

As set forth in Note 2(s) Summary of Significant Accounting Policies of our Form 10-K for the year ended December 31, 2008, the Company discloses the significant factors that form our basis for Level 2 inputs which states, "Level 2 —Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets. Level 2 inputs are significant inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include the following:

1.	Quoted prices for similar assets in active markets.
2.

Quoted prices for identical or similar assets in markets that are not active including markets where there are few transactions for the asset, the prices are not current, or price quotations vary substantially either over time or among market makers, (for example, some brokered markets), or in which little information is released publicly (for example, a principal to principal market).

3.

Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

The outside pricing services utilize the following inputs for the different security categories as follows:

Corporate Bonds - Standard inputs used, listed in approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications.

Asset Backed and Mortgage Backed Securities - Standard inputs noted above plus new issue data, monthly payment information and collateral performance. Alt-A and sub-prime mortgage collateral

Jay Webb

April 23, 2009

includes a review of collateral performance including prepayment, severity, delinquencies, step down features and over-collateralization features. Quotes from market makers and other broker/dealers recognized by market participants may also be used.

Validation of the Methodologies and Inputs Used

The Company has engaged an investment advisor to provide valuations for assets on an individual basis. The investment advisor in turn performs its valuation based on observable trading data it has access to and engages a third party pricing service that specializes in valuing such securities. The investment advisor prepares the valuations using the various inputs noted above and provides its recommended fair value to the Company. Insignificant adjustments may be made to the valuations by the investment advisor if the Level 2 inputs are not considered indicative of the estimated fair value (e.g., there is a wide range in the bid/ask spread for a security). While the investment advisor provides its recommended level classification, the determination of levels is made by the Company based on its understanding of the inputs which includes the type of security (e.g. corporate bond versus asset backed security). While the investment advisor's recommendations are typically considered reasonable, on rare occasion, the Company has made changes in the Level classification based on our understanding of the inputs and US GAAP.

The Company performs various activities to corroborate the valuations and classifications of its assets measured at fair value. For example, routine telephone calls are held with the investment advisor, and with the valuation specialists on a quarterly basis to understand the investment advisor’s methodology and approach to valuing the securities including the inputs and assumptions used. In addition, to the extent inputs are observable, the Company selects a number of securities each quarter and verifies pertinent data via other external sources, including the use of financial websites and resources such as Bloomberg and the Financial Industry Regulatory Authority (FINRA). Data that is verified includes credit ratings, default/financial status, effective yields and trade activity (frequency, dates and prices) among others.

5. Investments, Page 29

3.

We note disclosures that your corporate debt securities (with a value) of $76.6 million have been in continuous loss positions for over twelve months. Please provide all the applicable disclosures described in paragraph 17 of FSP FAS 115-1/124-1 in future filings. For example, the disclosures you presented herein were not in a tabular form and we did not see the disclosures required by paragraph 17 (a)(2). Finally, please also provide us with a draft of the requested disclosures for your investments as of December 31, 2007 and 2008.

The Company notes the Staff's comment in this regard, and confirms that in future filings (Form 10-K), it will revise the sections of the Company's disclosures to be in accordance with annual disclosure requirements of paragraph 17 of FSP FAS 115-1/124-1 and related recently issued amendments. Our

Jay Webb

April 23, 2009

disclosure of unrealized losses included in the December 31, 2008 Form 10-K of $76.6 million included unrealized losses of $4.9 million considered other than temporary. The Company proposes to revise our disclosures in future filing to include the tabular format of the required data similar to the example below (data and periods presented as of December 31, 2007 and 2008):

The following tables show the gross unrealized losses and fair value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at the balance sheet date.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008

Available for sale securities:

Fixed Income Funds	$168.8	$(33.2)	$—	$—	$168.8	$(33.2)

Corporate debt securities	—	—	71.7	(2.3)	71.7	(2.3)

Asset-backed securities	—	—	39.5	(4.6)	39.5	(4.6)

Mortgage-backed securities	—	—	32.8	(7.6)	32.8	(7.6)
	$168.8	$(33.2)	$144.0	$(14.5)	$312.8	$(47.7)

Jay Webb

April 23, 2009

December 31, 2007	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Dollars in millions

Available for sale securities:

Corporate debt securities	$119.7	$(1.1)	$—	$—	$119.7	$(1.1)

Asset-backed securities	69.9	(1.2)	—	—	69.9	(1.2)

Mortgage-backed securities	77.9	(2.4)	—	—	77.9	(2.4)
	$267.5	$(4.7)	$—	$—	$267.5	$(4.7)

*       *       *       *       *

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely yours,

/s/ LaDawn Naegle

LaDawn Naegle

LDN/dlk